exhibit 99.1

Management’s Discussion and Analysis of Financial Condition and
Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our unaudited interim condensed consolidated financial statements as of September 30, 2022 and for the nine months ended September 30, 2021 and 2022 the notes thereto from our Form 6-K filed with the U.S. Securities and Exchange Commission, or the “SEC” on November 9, 2022, and “Item 5. Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2021, filed with the SEC on April 13, 2022 and any amendments thereto, if any, or the “2021 Form 20-F.”

The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of events may differ materially from those expressed or implied in such forward-looking statements as a result of various factors, including those set forth in “Cautionary Statement Regarding Forward-Looking Statements” and “Item 3. Key information—D. Risk Factors” of our 2021 Form 20-F.

Key Business Metrics

The following table sets forth our key business metrics as of and for the periods indicated. These supplemental business metrics are presented to assist investors to better understand our business and how it operates.

	As of and for the Nine Months Ended September 30,
	2022	2021
Client Activity Metrics (unaudited)
Total AUC (in R$ billions)	924,632	789,433
Total active clients (in thousands)	3,805	3,296
Retail – gross total revenues (in R$ millions)	7,609	7,115
Institutional – gross total revenues (in R$ millions)	1,561	951
Corporate & Issuer Services – gross total revenues (in R$ millions)	1,020	880
Other – gross total revenues (in R$ millions)	510	406
Company Financial Metrics
Gross revenue and income (in R$ millions)	10,699	9,352
Total revenue and income (in R$ millions)	10,171	8,817
Gross Profit (in R$ millions)	7,315	6,191
Gross Margin (%)(1)	71.9%	70.2%

(1)	Calculated as total revenue and income less operating costs and expected credit losses, divided by total revenue and income.

The following table sets forth additional business metrics as of and for the periods indicated, related to Retail AUM (as defined herein). These supplemental business metrics are presented to assist investors to better understand our business and how it operates.

	As of and for the Nine Months Ended September 30,
	2022	2021
Retail – AUM (in R$ billions)	132.3	109.1
Mutual and Hedge Funds	63.1	51.8
Hedge Funds (Fundo de Investimento Multimercado)	30.8	26.9
Equity Funds (Fundo de Investimento em Ações)	5.7	7.8
Fixed Income Funds (Fundo de Investimento Renda Fixa)	24.5	15.9
Other Funds	2.1	1.2
Private Equity Funds	2.3	1.6
Exclusive Funds	39.6	33.7
Retirement Plans	15.2	10.5
Investment Clubs	2.5	3.1
Managed Portfolios	9.6	8.4
Total Retail – AUM as a % of AUC (%)	14.3%	13.8%
Retail – AUM Weighted Average Management Fee (% p.a.)	0.5%	0.5%
Mutual and Hedge Funds	0.5%	0.6%
Hedge Funds (Fundo de Investimento Multimercado)	0.6%	0.7%
Equity Funds (Fundo de Investimento em Ações)	1.0%	0.9%
Fixed Income Funds (Fundo de Investimento Renda Fixa)	0.3%	0.3%
Other Funds	0.3%	0.3%
Exclusive funds	0.3%	0.3%
Retirement Plans	0.6%	0.7%
Private Equity Funds	1.7%	1.4%
Investment Clubs	0.5%	0.6%
Managed Portfolios	0.4%	0.4%
Total management fees, gross of taxes (in R$ millions)(1)	1,169	1,109
From funds and portfolios managed by our asset managers	680	577
% of total management fees	58%	52%
From third party funds (distribution fees)	489	532
% of total management fees	42%	48%

(1)	Consist of (i) fixed and performance-based management fees from mutual funds managed by our asset managers and sold to our retail and institutional clients; and (ii) fees from distributions (rebates from fixed and performance-based management fees) of funds managed by third-party asset managers to our retail clients.

Review of Results for the Nine Months ended September 30, 2022

Retail – Our number of active clients increased 15.5% from 3.3 million as of September 30, 2021 to 3.8 million as of September 30, 2022, primarily due to (i) our growth strategy in our distribution channels, and (ii) expansion in product offerings - not only in the investment segment, but also with products such as credit cards, credit products, bank account, retirement plans and insurance. However, the daily average trades for the nine months ended September 30, 2022 was 2.3 million, which represented a decrease of 18.8% compared to the nine months ended September 30, 2021, when daily average trades was 2.8 million. Such decrease was primarily attributable to a more challenging nine month period for the equities market in 2022. Total AUC, on the other hand, increased 17.1% from R$789.4 billion as of September 30, 2021 to R$924.6 billion as of September 30, 2022, driven by R$171.8 billion of net inflows, offset by R$36.6 billion of market depreciation. Our AUM increased by 21% from R$109.1 billion for the nine months ended September 30, 2021 to R$132.3 billion for the nine months ended September 30, 2022, mainly due to a 17.1% increase of our AUC, comprising of (i) an increase of R$11.3 billion from mutual and hedge funds, (ii) an increase of R$5.9 billion from exclusive funds and (iii) an increase of R$4.7 billion from retirement plans. Investment clubs, managed portfolios and private equity funds did not vary significantly in the period.

Retail Gross Total Revenues increased by 6.9% from R$7,115 million for the nine months ended September 30, 2021 to R$7,609 million for the nine months ended September 30, 2022, mainly due to (i) fixed income and float revenue increase, benefitting from higher interest rates, and (ii) the increase in revenues from credit cards, credit, retirement plans and insurance products.

The weighted average management fee of our AUM remained stable at 0.5% for the nine months ended September 30, 2021 to the nine months ended September 30, 2022. Management fees that we earn from private equity funds increased 0.3%, from 1.4% for the nine months ended September 30, 2021 to 1.7% for the nine months ended September 30, 2022, which was partially offset by a 0.1% decrease in management fees we earn from retirement plans, from 0.7% for the nine months ended September 30, 2021 to 0.6% for the nine months ended September 30, 2022.

Institutional – gross revenues increased by 64.2% from R$951 million for the nine months ended September 30, 2021 to R$1,561 million for the nine months ended September 30, 2022. This increase was primarily attributable to an increase in the demand for hedging operations from our institutional clients, that sought to hedge their market positions and an increase in structured products, offshore and future operations.

Corporate & Issuer Services – gross revenues increased by 15.9% from R$880 million for the nine months ended September 30, 2021 to R$1,020 million for the nine months ended September 30, 2022. This increase was primarily attributable to strong growth in corporate, partially offset by a challenging scenario for issuer services in 2022 relative to 2021, especially in equity capital markets.

As a result, our net revenue increased by 15.3% from R$8,817 million for the nine months ended September 30, 2021 to R$10,171 million for the nine months ended September 30, 2022. Gross margin also increased by 1.7 percentage points from 70.2% for the nine months ended September 30, 2021 to 71.9% for the nine months ended September 30, 2022, driven by retail product mix moving towards fixed income and float revenues, which more than offset higher costs associated with credit card cashback, following expansion in credit card volumes, and resulting in a slower growth in operating costs compared to gross revenue growth.

Results of Operations

Nine Months Ended September 30, 2022, Compared to the Nine Months Ended September 30, 2021

The following table sets forth our income statement data for the nine months ended September 30, 2021 and 2022:

	For the Nine Months Ended September 30,
	2022	2021	Variation (%)
	(R$ millions, except for percentages)
Income Statement Data
Net revenue from services rendered	4,376	4,644	(5.8)%
Net income from financial instruments at amortized cost and at fair value through other comprehensive income	1,131	(1,017)	n.m.
Net income from financial instruments at fair value through profit or loss	4,664	5,190	(10.1)%
Total revenue and income	10,171	8,817	15.4%
Operating costs and expenses
Operating costs	(2,800)	(2,564)	(9.2)%
Selling expenses	(91)	(164)	44.5%
Administrative expenses	(4,273)	(3,348)	(27.6)%
Other operating income (expenses), net	22	91	(75.8)%
Expected credit losses	(56)	(62)	9.7%
Interest expense on debt	(253)	(78)	(224.4)%
Share of profit or (loss) in joint venture and associates	(13)	3	n.m.
Income before income tax	2,707	2,695	0.4%
Income tax expense	91	(93)	n.m.
Net income for the period	2,798	2,602	7.5%

n.m. = not meaningful.

Total revenue and income

Total revenue and income increased R$1,354 million, or 15.4%, from R$8,817 million for the nine months ended September 30, 2021 to R$10,171 million for the nine months ended September 30, 2022. Net revenues from services decreased R$268 million, or 5.8%, from R$4,644 million for the nine months ended September 30, 2021 to R$4,376 million for the nine months ended September 30, 2022, primarily driven by:

•	a R$366 million decrease in brokerage commissions, as a result of a 18.8% decrease in the daily average trades in retail for the nine months ended September 30, 2022 compared to the same period of 2021, despite the increase in the number of active clients (which grew 15.5% from 3,296 thousand to 3,805 thousand in the same period);

•	a decrease of R$154 million in revenue from securities placements, primarily attributable to a decrease in executed deals and transactions, driven by (i) Equity Capital Markets, following a decrease from 35 executed deals for the nine months ended September 30, 2021 to 12 executed deals for the nine months ended September 30, 2022, and (ii) Debt Capital Markets, following a decrease from 153 transactions for the nine months ended September 30, 2021 to 145 transactions for the nine months ended September 30, 2022; and

•	an increase of R$60 million in management fees as a result of: (i) management fees from our funds and managed portfolios, which increased 17.8% from R$577 million for the nine months ended September 30, 2021 to R$680 million for the nine months ended September 30, 2022 driven mostly by a 21% increase in AUM, and (ii) fees from distributions (rebates from management fees) of funds managed by third-party asset managers, which decreased 8.1% from R$532 million to R$489 million. Management fees attributable to funds managed by third parties (fees from distributions) decreased by 6.2 percentage points, from 48% for total management fees from the nine months ended September 30, 2021 to 41.8% for the nine months ended September 30, 2022, while management fees attributable to funds and portfolios managed by our asset managers increased by 6.2 percentage points, from 52% for the nine months ended September 30, 2021 to 58.2% for the nine months ended September 30, 2022.

Net income from financial instruments represented a R$1,622 million increase in total revenue and income, driven by the growth in our retail investment distribution platform (retail clients grew by 15.5% for the nine months ended September 30, 2022) and our institutional businesses that grew R$610 million, or 64.1%, for the nine months ended September 30, 2022 in comparison to the same period of 2021.

Operating costs and expenses

Operating costs. Operating costs increased R$236 million, or 9.2%, from R$2,564 million for the nine months ended September 30, 2021 to R$2,800 million for the nine months ended September 30, 2022. This increase was primarily attributable to a R$216 million increase in other costs, mainly related to our credit card cashback program. As a percentage of total revenue and income, our operating costs decreased 1.6 percentage points, from 29.1% for the nine months ended September 30, 2021 to 27.5% for the nine months ended September 30, 2022.

Selling expenses. Selling expenses decreased R$73 million, or 44.5%, from R$164 million for the nine months ended September 30, 2021 to R$91 million for the nine months ended September 30, 2022, due to lower investments made in September 30, 2022 in advertising and publicity expenses in connection with our traditional, online and social media advertising initiatives.

Administrative expenses. Administrative expenses increased R$925 million, or 27.6%, from R$3,348 million for the nine months ended September 30, 2021 to R$4,273 million for the nine months ended September 30, 2022. This increase was primarily attributable to:

•	a R$576 million, or 23.3%, increase in personnel expenses related to an increase in total headcount of 25.7%, reflecting our investments in recently launched business lines and advisors;

•	a R$160 million, or 48.9%, increase in data processing expenses, mainly related to consultancy services in connection with the operation, development and maintenance of our platform’s software; and

•	a R$127 million, or 82.1%, increase in third party services, mainly due to technology solutions related to online and social media.

Interest expense on debt increased from R$79 million for the nine months ended September 30, 2021 to R$253 million for the nine months ended September 30, 2022. This increase was primarily due to the issue of two debentures with a notional of R$900 million each one in July 2022.

Income before income taxes

As a result of the foregoing, income before income taxes increased R$12 million, or 0.4%, from R$2,695 million for the nine months ended September 30, 2021 to R$2,707 million for the nine months ended September 30, 2022.

Income tax expense

Income tax expense decreased R$184 million, or 197.8%, from R$93 million expense for the nine months ended September 30, 2021 to an income tax credit of R$91 million for the nine months ended September 30, 2022, mainly impacted by a result of the mix in revenues and expenses at the level of entities and investment funds that adopt different taxation regimes according to the applicable rules in their respective jurisdiction. These elements resulted in a decrease in our effective tax rate, or “ETR” from a negative 3.5% for the nine months ended September 30, 2021 to a positive ETR of 3.4% for the nine months ended September 30, 2022.

Net income for the period

As a result of the foregoing, net income increased R$196 million, or 7.5%, from R$2,602 million for the nine months ended September 30, 2021 to R$2,798 million for the nine months ended September 30, 2022.

Liquidity and Capital Resources

As of September 30, 2022, we had R$4,902 million in cash and cash equivalents. We believe that our current available cash and cash equivalents and the cash flows from our operating activities will be sufficient to meet our working capital requirements and capital expenditures in the ordinary course of business for the next 12 months.

The following table shows the generation and use of cash for the periods indicated:

	For the Nine Months Ended September 30,
	2022	2021
	(R$ millions)
Cash Flow Data
Income before income tax	2,707	2,695
Adjustments to reconcile income before income tax	714	1,104
Income tax paid	(352)	(479)
Contingencies paid	(2)	(2)
Interest paid	(109)	(12)
Changes in working capital assets and liabilities	(1,226)	(376)
Adjusted net cash flow (used in) from operating activities excluding net cash flow (used in) from securities, repos, derivatives and banking activities	1,732	2,930
Net cash flows from (used in) securities, repos, derivatives	(1,444)	(7,943)
Net cash flows from (used in) operating activities	288	(5,013)
Net cash flows from (used in) investing activities	(294)	(623)
Net cash flows from (used in) financing activities	1,128	6,754

Our cash and cash equivalents include cash on hand, interbank certificate deposits with banks and other highly liquid securities purchased under agreements to resell with original maturities of ninety days or less, which have an immaterial risk of change in value. For more information, see notes 6 and 7 to our audited consolidated financial statements of our 2021 Form 20-F.

Net cash flows from (used in) operating activities

Our net cash flows used in operating activities increased from R$5,013 million in the nine months ended September 30, 2021 to net cash flows from operating activities of R$288 million for the nine months ended September 30, 2022, primarily driven by: (i) a lower balance of securities and derivatives that we hold in the ordinary course of our business as a retail investment distribution platform and as an institutional broker dealer (with respect to the sale of fixed income securities and structured notes); (ii) our strategy to allocate excess cash and cash equivalents from treasury funds, from floating balances and from private pension balances to securities and other financial assets. These balances may fluctuate substantially from quarter to quarter and were the key drivers of the net cash flows from operating activities in the nine months ended September 30, 2022; and (iii) increases in our banking activities from loans operations, market funding operations mainly derived from deposits (time deposits), structured operations certificates, or “COEs,” and other financial liabilities which include financial bills as a result of our expected growth in banking services vertical.

If the variation from those lines were to be excluded from the analysis, adjusted net cash flows used in operating activities would have decreased from R$2,930 million for the nine months ended September 30, 2021 to cash flow from operating activities of R$1,732 million for the nine months ended September 30, 2022, mainly reflecting foreign exchange differences and variation in (i) other financial assets and liabilities, and (ii) accounts receivable and payable and (iii) the balance of prepaid expenses.

Net cash flows from (used in) investing activities

Our net cash used in investing activities decreased from R$623 million for the nine months ended September 30, 2021 to R$294 million for the nine months ended September 30, 2022, primarily affected by a decrease in investment in intangible assets (mostly IT infrastructure and capitalization software development) from R$207 million for the nine months ended September 30, 2021 to R$16 million for the nine months ended September 30, 2022, and a decrease in investments in associate and joint ventures from R$308 million for the nine months ended September 30, 2021 to R$210 million for the nine months ended September 30, 2022.

Net cash flows from (used in) financing activities

Our net cash flows from financing activities decreased from R$6,754 million for the nine months ended September 30, 2021 to net cash flows from financing activities of R$1,128 million in the nine months ended September 30, 2022, primarily due to: (i) a decrease in borrowings from R$1,571 million for the nine months ended September 30, 2021 to R$0 million for the nine months ended September 30, 2022; (ii) a decrease in the issuance of debt securities from R$4,335 million for the nine months ended September 30, 2021 to R$1,890 million for the nine months ended September 30, 2022; and (iii) a decrease in proceeds from the issuance of shares from XPAC Acquisition Corp., a special purpose acquisition company, from R$1,135 million for the nine months ended September 30, 2021 to R$0 million for the nine months ended September 30, 2022.

Indebtedness

As of September 30, 2022, we had R$1,901 million in outstanding loans, R$289 million in lease liabilities, R$2,518 million in outstanding debentures and R$4,011 million in senior notes issued by us. As of September 30, 2022, we were in compliance with the covenants in certain loan agreements and debentures.

Capital Expenditures

As of the nine months ended September 30, 2021 and 2022, we made capital expenditures of R$314 million and R$49 million, respectively. Total capital expenditures as a percentage of total net revenue and income were 3.6% and 0.5% for the nine months ended September 30, 2021 and 2022, respectively. These capital expenditures mainly include expenditures related to the upgrade and development of our IT systems, software and infrastructure, and the expansion of our office spaces due to accelerated growth in employee headcount.

We expect to increase our capital expenditures to support the growth in our business and operations. We expect to meet our capital expenditure needs for the foreseeable future from our operating cash flows and our existing cash and cash equivalents. Our future capital requirements will depend on several factors, including our growth rate, the expansion of our research and development efforts, employee headcount, marketing and sales activities, the introduction of new features to our existing products and the continued market acceptance of our products.

Tabular Disclosure of Contractual Obligations

The following is a summary of our contractual obligations as of September 30, 2022:

	Payments due by period as of September 30, 2022
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(R$ millions)
Borrowings and bonds(1)	5,912	2,033	264	3,615	—
Debentures(1)	2,518	—	2,015	—	503
Lease obligations	289	71	203	15	—
Other financial liabilities(2)	768	7	761	—	—
Total	9,487	2,111	3,243	3,630	503

(1)	Does not include fair value adjustments of: (i) debentures in the amount of R$59 million; and (ii) bonds in the amount of R$369 million.

(2)	Corresponds to contractual contingent considerations associated to investments acquisitions as of September 30, 2022. As of September 30, 2022 the maturity of the total contingent consideration payment is up to 6 years and the contractual maximum amount payable is R$883 million (the minimum amount is zero).

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of September 30, 2022.

Quantitative and Qualitative Disclosure About Market Risk

We are exposed to market risks in the ordinary course of our business, including the effects of interest rate changes and foreign currency fluctuations. Information relating to quantitative and qualitative disclosures about these market risks is described below and in note 35 to our audited consolidated financial statements included in our 2021 Form 20-F.

We conducted a sensitivity analysis for market risks we considered relevant as of September 30, 2022. For this analysis, we adopted the following three scenarios:

•	Scenario I, which contemplates an increase in fixed interest rate yields, exchange coupon rates and inflation of one basis point, and an increase in the prices of shares and currencies of one percentage point;

•	Scenario II, which contemplates 25% increases and decreases in fixed interest rate yields, exchange coupon rates and inflation, assuming the largest possible losses per scenario; and

•	Scenario III, which contemplates 50% increases and decreases in pre-fixed interest rate yields, exchange coupon rates, inflation and interest rates, assuming the largest possible losses per scenario.

The below table sets forth the impact of each scenario on each market risk. It does not account for the risk protocols of our risk and treasury areas, which trigger risk mitigation measures as soon as losses are detected, minimizing the risk of significant losses:

		As of September 30, 2022
Trading Portfolio	Exposures	Scenarios
Risk Factors:	Risk of Variation in:	I	II	III
		(R$ millions)
Pre-fixed	Pre-fixed interest rate in reais	—	(130)	(251)
Exchange coupons	Foreign currencies coupon rate	—	(14)	(29)
Foreign currencies	Exchange rates	(1)	25	(5)
Price indexes	Inflation coupon rates	—	(25)	(45)
Shares	Shares prices	(7)	81	483
Seed money(1)	Seed money	(6)	(154)	(308)
		(14)	(217)	(155)

(1)	Related to seed money strategy, which includes several risk factors that are disclosed in aggregate.

		As of December 31, 2021
Trading Portfolio	Exposures	Scenarios
Risk Factors:	Risk of Variation in:	I	II	III
		(R$ millions)
Pre-fixed	Pre-fixed interest rate in reais	—	(111)	(205)
Exchange coupons	Foreign currencies coupon rate	—	(6)	(11)
Foreign currencies	Exchange rates	—	177	384
Price indexes	Inflation coupon rates	—	(53)	(104)
Shares	Shares prices	(1)	(132)	92
Seed Money(1)	Seed Money	(6)	(155)	(310)
		(9)	(279)	(153)

(1)	Related to seed money strategy, which includes several risk factors that are disclosed in aggregate.

Currency Risk

We are subject to foreign currency risk as we hold interests in XP Holding International LLC, one of our international financial holding companies in the United States, XP Advisors Inc., our finance services consulting company in the United States, and XP Holding UK Ltd, one of our international financial holding companies in the United Kingdom, whose equity as of September 30, 2022 was US$66.6 million (US$51.8 million as of September 30, 2021), US$5 million (US$2.3 million as of September 30, 2021) and GBP6 million (GBP1.7 million as of September 30, 2021) respectively.

The foreign currency exposure risk of XP Holding International and XP Advisors Inc. is hedged with the objective of minimizing the volatility of our functional currency (the real) against the U.S. dollar arising from foreign investments offshore. The foreign currency exposure risk of XP Holding UK Ltd has not been hedged.

On June 24, 2021, we issued senior notes due 2026 in an aggregate principal amount of US$750.0 million. The 3.250% notes due 2026 bear interest at the annual rate of 3.250%, payable semiannually in arrears on January 1 and July 1 of each year, which commenced on January 1, 2022. The 3.250% notes due 2026 are guaranteed by XP Investimentos S.A. and have been listed on the Singapore Exchange Securities Trading Limited since July 1, 2021. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Indebtedness—3.250% Senior Notes due 2026” in our 2021 Form 20-F.

On May 28, 2021, we entered into a credit agreement with Banco Nacional de México S.A. for a term loan in the amount of US$295 million. This loan bears interest at the annual rate of 0.81%, payable annually in arrears on May 23, 2022, and matures on the same date. The loan is guaranteed by collateral securities. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Indebtedness—Borrowings” in our 2021 Form 20-F.

As of September 30, 2022, we had no indebtedness denominated in U.S. dollars other than our 3.250% notes due 2026 and the credit agreement with Banco Nacional de México.

Interest Rate Risk

Interest rate risk arises from the possibility that we incur in gains or losses arising from fluctuations in interest rates on our financial assets and liabilities. The following are the risk rates that we are exposed to: (i) SELIC rate; (ii) IGP-M, the Brazilian general market price index (Índice Geral de Preços do Mercado); (iii) IPCA, the Brazilian national consumer price index (Índice Nacional de Preços ao Consumidor Amplo); (iv) PRE, the Brazilian required reference equity index (Patrimônio de Referência Exigido); and (v) foreign exchange coupon.

We have floating interest rate indebtedness, so we are exposed to interest rate risk as a result of changes in the level of interest rates, and any increase in interest rates could negatively affect our results of operations and would increase the costs associated with financing our operations. As of December 31, 2021, and 2020, substantially all of our total indebtedness consisted of floating rate debt and was principally indexed to the CDI. Furthermore, our exposure to interest rate risk also applies to our cash and cash equivalents deposited in interest-bearing accounts which are indexed to the CDI, which can affect our results of operations and cash flows.

Price Risk

Price risk is the risk arising from price changes in investment fund portfolios and shares listed on the stock exchange held in our portfolio, which may affect profit or loss. Price risk is mitigated by our management through the diversification of our portfolio and/or through the use of derivatives contracts, such as options or futures. We believe we adopt conservative price risk limits in our risk budget.

Liquidity Risk

Liquidity risk relates to maintaining sufficient cash and securities through an adequate amount of committed credit facilities to meet obligations when due and to close out market positions. We have a liquidity risk management policy, which aims to ensure a minimum level of liquidity considered adequate by our management. This policy establishes actions to be taken in the event of liquidity contingencies, which are designed to reframe cash within required minimum liquidity limits. Our risk department is responsible for the structure and management of risks and is under the supervision of the board of directors, for the avoidance of any conflicts of interest with departments requiring liquidity.

Liquidity risk control is based on forecasts of cash and assets with credit risk. The cash forecast relies on the free funds deposited by customers, while fund allocations can be classified according to their settlement or zero settlement periods. The stressed scenario models for delays in private credit assets and the extent to which possible stress would affect our liquidity conditions.

Credit Risk

Credit risk is the risk of suffering financial losses related to non-compliance by any of our clients and market counterparties with financial obligations, agreement devaluations as a result of the deterioration in the risk rating of borrowers, reduced gains or remuneration, and concessions granted in the renegotiation of financial arrangements and recovery costs, among others.

Credit risk includes, among other risks: (i) non-compliance by counterparties with obligations related to the settlement of transactions in financial assets, including derivative financial instruments; (ii) losses related to non-compliance with financial obligations by borrowers located abroad, as a result of the actions taken by the government of the country in which they reside; (iii) cash disbursements to honor warranties, co-obligations, credit commitments or other transactions of a similar nature; and (iv) losses associated with non-compliance by intermediaries or borrowers with financial obligations pursuant to financing agreements.

In our credit operations, we use client investments as collateral to reduce potential losses and mitigate credit risk exposure by managing collateral so that they are always sufficient, legally enforceable (effective) and viable. We also monitor the value of the collateral. The credit risk management provides recommendations to set risk appetite strategies, to set limits, including exposure analysis and trends as well as the effectiveness of the credit policy. We believe our credit operations have high credit quality and we often use risk mitigation measures, primarily through client investments as collateral.

Our risk department is responsible for managing credit risk, ensuring compliance with our credit risk policy and established operating limits. Our credit policy is based on our internal scenario, including portfolio composition by security, issuer, rating, economic activity and duration of the portfolio, and on the external economic scenario, including interest rates and inflation, among others. The credit analysis department is also actively involved in this process and is responsible for assessing the credit risk of issues and issuers with which we maintain or intend to maintain credit relations. It also recommends limiting the credit risk positions of customers.

We use the National Scale Notes from the International Emission Risk Agencies to subdivide portfolios into High, Medium and Low Risk, based on an internal rating scale. Management undertakes credit quality analysis of assets that are not past due or reduced to recoverable value. For credit operations, we use the relevant client’s investments under custody with us as collateral to reduce potential losses and protect against credit risk exposure, and we manage and monitor this collateral to ensure it remains sufficient, legally enforceable (effective) and viable. Our credit risk management operations allow us to formulate risk appetite strategies and establish limits, including exposure analysis and trends as well as the effectiveness of our credit policy. As of September 30, 2022, and 2021, such assets were substantially represented by credit operations and securities purchased under agreements to resell the counterparties, which include Brazilian banks with low credit risk, securities issued by the Brazilian government, as well as derivative financial instruments transactions, which are mostly traded on the B3 S.A. – Brasil, Bolsa, Balcão.

Market Risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three main types of risk: foreign exchange variation, interest rates and share prices. The aim of market risk management is to control exposure to market risks, within acceptable parameters, while optimizing returns. Market risk management for operations is carried out through policies, control procedures and prior identification of risks in new products and activities, with the purpose of maintaining market risk exposure at levels considered acceptable by us and to meet the business strategy and limits defined by the risk committee of XP Brazil.

The main tool used to measure and control our exposure risk to the market, mainly in relation to the trading assets portfolio, is the Maps Luna program, which calculates the capital allocation based on the exposure risk factors in the regulations issued by the Central Bank for financial institutions, which we apply to verify the risk exposure of our assets. In order to comply with the provisions of the Central Bank, our financial institutions monitor our exposure and calculate it on a daily basis, in accordance with CMN Resolution No. 4,557, and submit it daily to the Central Bank. With the formalized rules, the risk department of XP Brazil has the objective of controlling, monitoring and ensuring compliance with the pre-established limits, and may decline, in whole or in part, to receive and/or execute the requested transactions, upon immediate communication to customers, in addition to intervening in cases of non-compliance and reporting all unusual events to the committee.

In addition to aforementioned controls, we adopt guidelines to control the risk of the assets that mark treasury operations so that the portfolios of the participating companies are composed of assets that have low volatility and, consequently, less exposure to risk. In the event of non-compliance with the operational limits, the treasury manager can take the necessary measures to remedy this as quickly as possible.

Operating Risk

Operating risk is the risk of direct or indirect losses resulting from a variety of internal factors associated with our processes, personnel, technology and infrastructure, and with external factors, except for credit, market and liquidity risks, such as those deriving from legal and regulatory requirements and from generally accepted standards of business behavior. Operating risks arise from all of our operations. Our objective is to manage operating risk to avoid financial losses and damage to our reputation, and also to seek cost efficiency, avoiding control procedures that restrict initiatives and creativity.

The main responsibility for development and implementation of controls to deal with operating risks is attributed to key management within each business unit, and is supported by the development of our general standards for management of operating risks in the following areas: (i) requirements of segregation of functions, including independent authorization for transactions; (ii) requirements of reconciliation and monitoring of transactions; (iii) compliance with legal and regulatory requirements; (iv) documentation of controls and procedures;

(v) requirements of periodic assessment of the operating risks faced and the adequacy of the controls and procedures for dealing with the identified risks; (vi) development of contingency plans; (vii) professional training and development; and (viii) ethical and business standards.

Our financial institutions, in compliance with the provisions of CMN Resolution No. 4,557, have a process that encompasses institutional policies, procedures, systems and contingency plans and business continuity for the occurrence of external events, in addition to formalizing the single structure required by the Central Bank.